CATALYST PAPER CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2007 and 2006

(unaudited)

CATALYST PAPER CORPORATION

Consolidated Statements of Earnings and Retained Earnings	Three months ended September 30,		Nine months ended September 30,
(Unaudited and in millions of Canadian dollars, except where otherwise stated)	2007	2006	2007	2006

Sales	$413.7	$486.0	$1,333.6	$1,411.9
Operating expenses
Cost of sales	379.1	405.5	1,221.6	1,201.6
Selling, general and administrative	10.5	17.7	37.4	47.8
Restructuring and change-of-control	24.4	–	62.7	–
Amortization	44.0	45.8	133.6	155.3
	458.0	469.0	1,455.3	1,404.7

Operating earnings (loss)	(44.3)	17.0	(121.7)	7.2
Interest expense, net	(18.4)	(18.4)	(55.3)	(55.5)
Foreign exchange gain on long-term debt	33.9	0.1	95.0	31.3
Other income (expense), net (note 4)	(7.2)	(0.4)	(8.7)	0.1
Earnings (loss) before income taxes and non-controlling interest	(36.0)	(1.7)	(90.7)	(16.9)

Income tax expense (recovery)
Current	0.5	0.5	0.5	2.3
Future (note 5)	(17.9)	(4.9)	(47.3)	(42.5)
	(17.4)	(4.4)	(46.8)	(40.2)

Net earnings (loss) before non-controlling interest	(18.6)	2.7	(43.9)	23.3
Non-controlling interest	–	(0.2)	(0.1)	(2.0)

Net earnings (loss)	$(18.6)	$2.5	$(44.0)	$21.3

Other comprehensive income (note 2)	$10.8	$–	$22.8	$–

Comprehensive income (loss)	$(7.8)	$2.5	$(21.2)	$21.3

Basic and diluted earnings (loss) per share (in dollars)	$(0.09)	$0.01	$(0.20)	$0.10
Weighted average common shares outstanding (in millions)	214.7	214.6	214.7	214.6

CATALYST PAPER CORPORATION

Consolidated Balance Sheets	September 30,	December 31,
(In millions of Canadian dollars)	2007	2006
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$–	$35.5
Accounts receivable	229.1	277.9
Inventories	245.1	245.0
Prepaids and other	63.7	15.4
	537.9	573.8
Property, plant and equipment (note 7)	1,946.1	2,023.1
Other assets	33.1	40.8
	$2,517.1	$2,637.7

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$268.1	$293.3
Long-term debt (note 8)	799.8	854.5
Employee future benefits (note 9)	194.4	187.2
Other long-term obligations	39.9	27.5
Future income taxes	205.4	243.9
Deferred credits	25.3	25.5
	1,532.9	1,631.9

Shareholders’ equity
Share capital	913.9	913.6
Contributed surplus	11.6	9.3
Retained earnings	36.6	82.9
Accumulated other comprehensive income (note 2)	22.1	–
	984.2	1,005.8

	$2,517.1	$2,637.7

On behalf of the Board:

Richard Garneau	Thomas S. Chambers
Director	Director

CATALYST PAPER CORPORATION

Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(In millions of dollars, except where otherwise stated)
	Share capital		Contributed	Retained	Accumulated other comprehensive	Total shareholders’
	#	$	surplus	earnings	income (loss)	equity

Balance, December 31, 2006	214,604,120	$913.6	$9.3	$82.9	$–	$1,005.8
Adoption of new accounting standards (note 2)	–	–	–	(2.3)	(0.7)	(3.0)

Adjusted balance, January 1, 2007	214,604,120	913.6	9.3	80.6	(0.7)	1,002.8

Stock options exercised	80,009	0.3	–	–	–	0.3

Stock option compensation expense	–	–	2.3	–	–	2.3

Comprehensive income (loss):
Net earnings (loss)	–	–	–	(44.0)	–	(44.0)
Change in unrealized net gain on cash flow hedges related to revenue, net of tax of $13.7 million	–	–	–	–	26.5	26.5
Reclassification of net gain on cash flow hedges related to revenue included in net loss, net of tax of $1.9 million	–	–	–	–	(3.7)	(3.7)

Total comprehensive income (loss)	–	–	–	(44.0)	22.8	(21.2)

Balance, September 30, 2007	214,684,129	$913.9	$11.6	$36.6	$22.1	$984.2

CATALYST PAPER CORPORATION

Consolidated Statements of Cash Flows	Three months ended September 30,		Nine months ended September 30,
(Unaudited and in millions of Canadian dollars)	2007	2006	2007	2006

Cash flows provided (used) by
Operating
Net earnings (loss)	$(18.6)	$2.5	$(44.0)	$21.3
Items not requiring (providing) cash
Amortization	44.0	45.8	133.6	137.7
Impairment loss on property, plant and equipment	–	–	–	17.6
Future income taxes	(17.9)	(4.9)	(47.3)	(42.5)
Employee future benefits, excess of expense over funding	4.2	1.4	7.3	4.2
Increase in other long-term obligations	6.5	2.7	7.1	0.8
Foreign exchange gain on long-term debt	(33.9)	(0.1)	(95.0)	(31.3)
Non-controlling interest	–	0.2	0.1	2.0
Loss on sale of property, plant and equipment	7.4	–	7.4	–
Other	(9.5)	(7.4)	(25.1)	(14.9)
	(17.8)	40.2	(55.9)	94.9

Changes in non-cash operating working capital
Accounts receivable	22.7	(24.4)	48.8	(18.9)
Inventories	8.0	(3.5)	(0.1)	4.1
Prepaids and other	(11.7)	(12.1)	(12.8)	(9.8)
Accounts payable and accrued liabilities	(35.3)	12.6	(17.2)	13.5
	(16.3)	(27.4)	18.7	(11.1)

Cash flows provided (used by) operating activities	(34.1)	12.8	(37.2)	83.8

Investing
Additions to property, plant and equipment	(25.0)	(22.9)	(68.3)	(52.2)
Proceeds from sale of property, plant and equipment	3.6	–	4.5	1.0
Purchase price adjustment	–	4.3	–	4.3
Decrease (increase) in other assets	(2.3)	(0.2)	(2.1)	0.7
Cash flows used by investing activities	(23.7)	(18.8)	(65.9)	(46.2)

Financing
Issuance of shares	–	–	0.4	–
Increase (decrease) in revolving loan	58.2	–	67.6	(6.5)
Decrease in other long-term obligations	(0.4)	–	(0.4)	–

Cash flows provided (used by) financing activities	57.8	–	67.6	(6.5)

Cash and cash equivalents, increase (decrease) during period	–	(6.0)	(35.5)	31.1
Cash and cash equivalents, beginning of period	–	37.1	35.5	–

Cash and cash equivalents, end of period	$–	$31.1	$–	$31.1

Supplemental information
Income taxes paid (received)	$(0.2)	$(0.1)	$0.6	$2.9
Net interest paid	17.9	17.7	52.7	54.1

CATALYST PAPER CORPORATION

Consolidated Business Segments
(Unaudited and in millions of Canadian dollars)	Specialty Paper	Newsprint	Pulp	Total

Three months ended September 30, 2007
Sales [1]	$222.1	$77.8	$113.8	$413.7
Amortization	26.3	7.5	10.2	44.0
Operating earnings (loss)	(26.3)	(15.6)	(2.4)	(44.3)
Additions to property, plant and equipment	9.9	10.6	4.5	25.0

Three months ended September 30, 2006
Sales [1]	$245.0	$128.8	$112.2	$486.0
Amortization	24.7	10.7	10.4	45.8
Operating earnings (loss)	6.9	7.5	2.6	17.0
Additions to property, plant and equipment	11.2	9.4	2.3	22.9

Nine months ended September 30, 2007
Sales [1]	$685.3	$293.8	$354.5	$1,333.6
Amortization	75.3	27.0	31.3	133.6
Operating earnings (loss)	(61.6)	(42.4)	(17.7)	(121.7)
Additions to property, plant and equipment	29.2	28.9	10.2	68.3

Nine months ended September 30, 2006
Sales [1]	$684.4	$401.4	$326.1	$1,411.9
Amortization	70.1	52.3	32.9	155.3
Operating earnings (loss)	16.3	5.0	(14.1)	7.2
Additions to property, plant and equipment	27.5	18.5	6.2	52.2

[1]
Pulp sales are stated net of inter-segment pulp sales of $11.3 million for the three months ended September 30, 2007 ($11.8 million – three months ended September 30, 2006) and $33.9 million for the nine months ended September 30, 2007 ($34.4 million – nine months ended September 30, 2006).

CATALYST PAPER CORPORATION

Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

1.	Basis of Presentation

The consolidated financial statements include the accounts of the Company and, from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnerships.  In addition, the consolidated financial statements include the accounts of variable interest entities where it has been determined that the Company is the primary beneficiary.  All inter-company transactions and amounts have been eliminated on consolidation.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) on a basis consistent with those followed in the December 31, 2006, audited annual consolidated financial statements, except as disclosed in note 2 below.  These unaudited interim consolidated financial statements do not include all information and note disclosures required by GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2006 audited consolidated financial statements and the notes thereto.

All dollar amounts referred to in the unaudited interim consolidated financial statements and the notes thereto reflect Canadian dollars unless otherwise stated.

2.	Changes in Accounting Policies

In April 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3855, “Financial Instruments – Recognition and Measurement”, Section 1530, “Comprehensive Income”, Section 3865, “Hedges”, Section 3861, “Financial Instruments – Disclosure and Presentation”, and Section 3251, “Equity”.  These standards introduce new requirements for recognition, measurement and disclosure of financial instruments, when and how hedge accounting may be applied, establishes the concept of comprehensive income and rules for reporting it and establishes rules for the presentation of equity and changes in equity.  These standards are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.  The Company adopted the new standards on January 1, 2007.  Prior period financial statements are not revised for the adoption of these new standards.

The new pronouncements require an entity to account for its derivatives at fair value at each balance sheet date.  The effective portion of changes in the derivative fair values that qualify and are designated as cash flow hedges is deferred and recorded as a component of “Accumulated Other Comprehensive Income (Loss)” (“AOCI”), a component of shareholders’ equity, until the underlying transaction is recorded in earnings while the ineffective portion flows through net earnings.  Changes in the derivative fair values that qualify and are designated as fair value hedges flow through net earnings at the same time as the hedged item.  In addition, the new pronouncements also require entities to either expense deferred financing costs immediately or to net them against the carrying value of debt.  The Company has opted to net its deferred financing costs against debt.

The adoption of these standards resulted in the Company recording on its balance sheet, at fair value, certain revenue and interest rate derivative financial instruments that were previously off balance sheet and the reclassification of its deferred financing costs against long-term debt.  This resulted in the following adjustments at January 1, 2007:

Assets
Prepaids and other	$(7.8)
Other assets	(12.0)
$(19.8)

Liabilities and shareholders’ equity
Accounts payable and accrued liabilities	$(0.2)
Long-term debt	(14.7)
Other long-term obligations	(0.2)
Future income taxes	(1.7)
Retained earnings	(2.3)
Accumulated other comprehensive income	(0.7)
$(19.8)

3.	Change-of-Control and Restructuring Costs

On January 15, 2007, the Company’s board of directors announced that it had accepted the resignations of Russell J. Horner, President and Chief Executive Officer, and Ralph Leverton, Vice-President, Finance and Chief Financial Officer, who had elected to exercise their Amended and Restated Change of Control Agreements.  For the three months ended March 31, 2007 and nine months ended September 30, 2007, the Company recorded $7.7 million of costs related to change-of-control, pension benefits and stock compensation related expense for Messrs. Horner and Leverton.  In addition, the Company has been accruing change-of-control costs related to employee retention agreements.  These agreements require that certain key employees remain actively employed by the Company for one year following a change-of-control.  With respect to these employee retention agreements, the Company has accrued $0.3 million and $1.1 million for the three and nine months ended September 30, 2007.  The Company expects that these retention payments will be paid in the fourth quarter of 2007.

CATALYST PAPER CORPORATION

Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

3.	Change-of-Control and Restructuring Costs … continued

On February 14, 2007, the Company announced a restructuring program that involves a reduction of 350 positions across the Company to be completed by year-end.  In addition, on May 30, 2007, the Company announced plans to indefinitely curtail the operation of its No. 4 paper machine in Port Alberni, and to overhaul the corporate structure which involves the elimination of a further 130 positions, the relocation of the corporate offices, and the centralization of some mill and corporate administrative functions.  On August 27, 2007, the Company, focused on improving its competitive position, announced further downsizing of 85 employees, to be accomplished largely through early retirement.

The implementation of the total corporate overhaul program, including downsizing of 565 positions, centralization of functions and relocation of the Vancouver office to Richmond is expected to be completed by December 31, 2007.

For the three and nine months ended September 30, 2007, the Company’s restructuring and change-of-control expenses and related provisions included in current liabilities at September 30, 2007 are provided in the following table:

	Three months ended September 30, 2007	Nine months ended September 30, 2007

Restructuring and change-of-control provision, beginning of period	$26.3	$–
Expense in period	24.4	62.7
Cash payments	(5.2)	(16.2)
Other non-cash items	0.7	(0.3)

Restructuring and change-of-control provision, end of period	46.2	46.2
Less: Non-current portion in employee future benefits and other long-term obligations	(20.1)	(20.1)

Restructuring and change-of-control provision in current liabilities	$26.1	$26.1

The Company will record any remaining liability in subsequent periods as the affected positions are identified and the necessary conditions are met in accordance with the Emerging Issues Committee Abstract No. 134, “Accounting for Severance and Termination Benefits”.

4.	Other Income (Expense), Net

Other income (expense), net for the three and nine months ended September 30, 2007 includes $7.4 million loss on disposal on the sale of the Company’s previously permanently closed Port Alberni No. 3 paper machine and ancillary assets.  Other income (expense), net for nine months ended September 30, 2007 also includes $1.2 million of finance related expenses in respect of a proposed $200 million private debt placement which the Company decided to withdraw due to adverse capital market conditions.

5.	Future Income Taxes

Income tax recovery for the nine months ended September 30, 2007 includes a release of future income taxes of $1.4 million related to the reduction in future federal corporate income tax rates.  Since the federal corporate income tax rate change was substantially enacted in the second quarter of 2007 as defined in the Emerging Issues Committee Abstract No. 111, “Determination of Substantially Enacted Tax Rates Under CICA 3465”, the Company has recorded the impact of the half percentage point rate reduction in the second quarter of 2007.

6.	Segmented Information

The Company operates in three business segments:

Specialty Paper - Manufacture and sale of groundwood specialty printing paper
Newsprint - Manufacture and sale of newsprint
Pulp - Manufacture and sale of long and short fibre pulp and containerboard

The segments are managed separately, and all manufacturing facilities are located in the province of British Columbia, Canada. Inter-segment sales consist of pulp transfers at cost.

CATALYST PAPER CORPORATION

Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

7.	Property, Plant & Equipment and Measurement Uncertainty

As at September 30, 2007, the net book value of the indefinitely curtailed No. 4 paper machine in Port Alberni amounted to approximately $65 million.  The Company will monitor market conditions in the future and assess whether they improve sufficiently to allow this machine to be placed back into production.  As a result, the Company has not recorded an impairment for the indefinite curtailment.  To the extent that market conditions do not improve in a reasonable period of time and to the levels necessary to restart the machine, a write-down may have to be recorded in the future.

8.	Long-term Debt

The Company’s long-term debt, all of which matures beyond one year, is as follows (see note 2):

	September 30, 2007	December 31, 2006
Recourse
Senior notes, 8.625% due June 2011 (US$400.0 million)	$391.7	$468.7
Senior notes, 7.375% due March 2014 (US$250.0 million)	246.5	291.3
	638.2	760.0
Revolving operating facility of up to $350.0 million due July 2009 with interest based on Canadian Prime/BA rates or U.S. Base/LIBOR rates	67.1	–
	705.3	760.0

Non-recourse
First mortgage bonds, 6.387% due July 2009	74.5	75.0
Subordinated promissory notes	19.5	19.5
Loan payable	0.5	–
	94.5	94.5

	$799.8	$854.5

Substantially all of the assets of the Company are pledged as security under the $350.0 million revolving operating facility (the “Facility”).  Its availability is determined by a borrowing base which is calculated based on accounts receivable and inventory balances, and includes covenants to maintain the funded debt/capitalization ratio below 60%, secured debt/capitalization ratio below 30% and shareholders’ equity above $779.3 million as at September 30, 2007.  At September 30, 2007, the Company’s shareholders’ equity was $984.2 million (December 31, 2006 – $1,005.8 million).  The borrowing base at September 30, 2007 was $326.9 million and after drawings of $67.1 million and outstanding letters of credit of $20.7 million, $239.1 million was available to the Company.  An interest coverage covenant is applicable in certain circumstances if the Company incurs secured debt other than under the Facility.  At September 30, 2007, no such debt has been incurred.

At September 30, 2007, the Company was in compliance with the covenants under both its Facility and senior notes.  The Company’s Fixed Charge Coverage Ratio (“FCC Ratio”) under the senior note indentures, calculated on a 12-month trailing average, was 1.4:1 at September 30, 2007 (December 31, 2006 – 3.0:1).  In the event that the FCC Ratio is below 2.0:1, the Company is limited in the amount of additional debt it may incur to “permitted debt” under the senior notes.  Under the indenture for the 8.625% senior notes, “permitted debt” includes a) the Company’s existing 8.625% notes and 7.375% notes, b) a credit facility basket in an amount equal to the greater of (i) $725 million and (ii) the sum of 75% of the book value of the Company’s accounts receivable, 50% of the book value of the Company’s inventory and $290 million, against which in either case utilization under the Company’s $350 million Facility is applied, c) purchase money debt and capitalized lease obligations in an amount equal to 5.0% of the Company’s consolidated tangible assets, d) a $40 million general basket, and e) a $5 million basket for accommodation guarantees, trade or standby letters of credit, performance bonds, bankers’ acceptances and surety bonds.  The indenture for the 7.375% notes contains larger debt baskets, but while the 8.625% notes remain outstanding, the Company is bound by their more restrictive provisions.  Also, the Company’s restricted payments baskets under the 8.625% and 7.375% senior notes were negative $194.1 million and negative $169.1 million, respectively, as at September 30, 2007, as a result of accumulated losses in recent years (December 31, 2006 – negative $72.5 million and negative $47.5 million, respectively).  Under the senior note covenants, the Company cannot pay dividends unless the balance in these baskets is positive.

Non-recourse debt is debt owed by the Company’s subsidiary Powell River Energy Inc. (“PREI”).  The Company has a 50% interest in PREI, and consolidates 100% of it as PREI is a variable interest entity in which the Company is the primary beneficiary.

9.	Employee Future Benefits

The Company maintains pension benefit plans, which include defined benefit and defined contribution segments that are available to all salaried employees and to hourly employees not covered by union pension plans.  The Company also provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to eligible retired employees and their dependents.  For the three and nine months ended September 30, 2007, the Company incurred a total post-retirement benefit cost of $12.7 million and $38.4 million, respectively (three and nine months ended September 30, 2006, $14.8 million and $43.4 million, respectively).

CATALYST PAPER CORPORATION

Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

10.	Stock Options and Restricted Share Units

During the third quarter, the Company granted 1,804,624 stock options and 1,151,307 restricted share units (“RSUs”) to its key executives.  The stock options and RSUs are time and performance based and vest on December 31, 2009 subject to certain conditions having been met.  The determination of the total number of stock options and RSUs earned is based on a 50% split between time in position, subject to a minimum return on capital employed benchmark, and the achievement of a relative return of capital employed performance valuation.

The fair value of the RSUs was based on the market value of the Company’s shares on the day of the grant.  The fair value of the options was estimated on the date of grant using the Black-Scholes Option pricing model with the following assumptions:

	Three months ended September 30, 2007	Nine months ended September 30, 2007

Risk-free interest rate	4.5%	4.5%
Annual dividends per share	Nil	Nil
Expected stock price volatility	30.5%	30.5%
Expected option life (in years)	7.0	6.7
Average fair value of options granted (in dollars)	1.30	1.25

Compensation expense related to the above noted options and RSUs has been based on management’s best estimate of the outcome of the performance conditions in accordance with CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments.”  For the three months and nine months ended September 30, 2007, the Company recorded $0.7 million and $2.3 million, respectively, as an expense for the stock option plans and restricted share units, $0.3 million of which was related to the above mentioned grant in the third quarter.

11.	Financial Instruments

Derivative financial instruments

The Company uses derivative financial instruments to reduce its exposure to foreign currency and price risk associated with its revenues, energy costs and long-term debt.  The Company also uses interest rate swaps to manage its net exposure to interest rate changes.  A summary of the Company’s risk management objectives can be found on pages 71 and 72 of the Company’s 2006 Annual Report.

Derivative financial instruments are accounted for in accordance with CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, and, where applicable, Section 3865, “Hedges”.  Under these standards, all derivatives are recorded on the balance sheet at fair value (see note 2).

(a)	Revenue risk management instruments

Foreign exchange exposure to foreign currency revenue and related receivables, primarily in U.S. currency, is managed through the use of foreign exchange forward contracts and options to sell foreign currencies.

The effective portion of changes in the fair value of derivatives that qualify and are designated as cash flow hedges are deferred and recorded as a component of AOCI until the underlying transaction is recorded in earnings.  When the hedged item affects earnings, the gain or loss is reclassified from AOCI to “Sales”.  Any ineffective portion of a hedging derivative’s change in fair value and the portion that is excluded from the assessment of hedge effectiveness is recognized immediately in “Sales”.  At September 30, 2007, instruments having a notional principal of US$387 million are designated as hedging instruments.  At period-end exchange rates, the net amount the Company would receive to settle the above contracts and options is $49.8 million (December 31, 2006 – $3.8 million).

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Purchased US$ Put		Sold US$ Call		Forward Contracts
Term	US$Millions	Average Rate US$/C$	US$Millions	Average Rate US$/C$	US$Millions	Average Rate US$/C$

As at September 30, 2007
0 to 12 months	$468	0.9224	$108.8	0.8652	$59.6	0.9427
13 to 24 months	35	0.9409	-	-	-	-
	$503	0.9236	$108.8	0.8652	$59.6	0.9427

As at December 31, 2006
0 to 12 months	$485	0.9031	$205	0.8606	$109	0.8727
13 to 24 months	34	0.8982	32	0.8898	-	-
	$519	0.9028	$237	0.8644	$109	0.8727

CATALYST PAPER CORPORATION

Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

11.	Financial Instruments… continued

At September 30, 2007, commodity swap agreements to fix the sales price of northern bleached softwood kraft pulp within the next 12 months are outstanding for 21,000 metric tonnes.  These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value, which was negative $1.2 million (December 31, 2006 – negative $0.3 million) at the end of the current quarter.

(b)	Cost risk management instruments

Oil contracts and options outstanding were as follows:

WTI NYMEX
	Sold Options		Purchased Options		Fixed Swap Contracts
Term	Barrels (“bbls” - 000s)	Average Rate US$/bbl	Barrels (“bbls” - 000s)	Average Rate US$/bbl	Barrels (“bbls” - 000s)	Average Rate US$/bbl

As at September 30, 2007	4	$43.50	4	$70.00	–	$–

As at December 31, 2006	–	$–	–	$–	30	$31.55

Natural gas contracts and options outstanding were as follows:

AECO Sumas
	Sold Options		Purchased Options		Fixed Swap Contracts
Term	GJ (millions)	Average Rate C$/GJ	GJ (millions)	Average Rate C$/GJ	GJ (millions)	Average Rate C$/GJ

As at September 30, 2007	1.1	$6.33	1.1	$9.09	–	$–

As at December 31, 2006	–	$–	0.4	$7.91	1.0	$8.33

The above instruments are not designated as hedging instruments for accounting purposes.  At period-end contract rates, the net amount the Company would pay to settle these commodity contracts is $0.7 million (December 31, 2006 – negative $0.6 million).

(c)	Long-term debt risk management instruments

The Company is party to forward foreign currency contracts or options to acquire U.S. dollars totalling US$227 million (December 31, 2006 – US$23 million) over a seven-year period at rates averaging US$/C$1.0730.  These instruments are not designated as hedging instruments for accounting purposes, and are included in “Other long-term obligations” on the balance sheet at their fair value.  Settlements and changes in fair value are recognized in “Foreign exchange gain (loss) on translation of long-term debt”.  At period-end exchange rates, the net amount the Company would pay to settle these contracts is $9.8 million (December 31, 2006 – $4.0 million).

(d)	Interest rate swaps

The Company has entered into fixed-to-floating interest rate swaps on US$80 million, under which it will receive a fixed rate of 7.375%, and pay a floating rate of U.S. six-month LIBOR plus 2.0%.  The swaps mature March 1, 2014, although US$10 million are cancellable at the counterparties’ option between March 1, 2009 and March 1, 2014 for premiums which mirror the call premiums on the 7.375% senior notes.  These instruments are designated as fair value hedging instruments.  The effective portion of changes in the fair value of the derivatives are netted in “Long-term debt” and the ineffective portion is recognized in “Interest expense”.  At period-end swap rates, the net amount the Company would receive to settle these contracts is $1.4 million (December 31, 2006 – $1.2 million).

12.	Comparative Figures

Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.